UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0001100663

Issuer: iShares Trust

Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

Address: 400 Howard Street

San Francisco, CA 94105

Telephone number: (415) 670-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units of beneficial interest, no par value per share (See exhibit A)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	7 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, iShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 26, 2017	By	/s/ Jack Gee	Treasurer and Chief Financial Officer
Date		Name	Title

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit A

Title of each class to be withdrawn	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.
iShares 1-3 Year Credit Bond ETF	NYSE Arca, Inc.	51-0593237
iShares 1-3 Year Treasury Bond ETF	NYSE Arca, Inc.	94-3405397
iShares 3-7 Year Treasury Bond ETF	NYSE Arca, Inc.	51-0593338
Shares 7-10 Year Treasury Bond ETF	NYSE Arca, Inc.	94-3405396
iShares Cohen & Steers REIT ETF	NYSE Arca, Inc.	94-3382497
iShares Core 1-5 Year USD Bond ETF	NYSE Arca, Inc.	46-1043941
iShares Core MSCI EAFE ETF	NYSE Arca, Inc.	46-1043536
iShares Core S&P U.S. Growth ETF	NYSE Arca, Inc.	94-3351319
iShares Core S&P U.S. Value ETF	NYSE Arca, Inc.	94-3351321
iShares Core Total USD Bond Market ETF	NYSE Arca, Inc.	46-5481153
iShares Currency Hedged MSCI EAFE ETF	NYSE Arca, Inc.	46-3870439
iShares Currency Hedged MSCI Germany ETF	NYSE Arca, Inc.	46-3870109
iShares Edge MSCI Min Vol EAFE ETF	NYSE Arca, Inc.	27-4540402
iShares Edge MSCI Min Vol USA ETF	NYSE Arca, Inc.	27-4540105
iShares Edge MSCI USA Momentum Factor ETF	NYSE Arca, Inc.	46-2148831
iShares Edge MSCI USA Quality Factor ETF	NYSE Arca, Inc.	46-2711261
iShares Edge MSCI USA Value Factor ETF	NYSE Arca, Inc.	46-2148343
iShares Exponential Technologies ETF	NYSE Arca, Inc.	47-2738340
iShares Floating Rate Bond ETF	NYSE Arca, Inc.	45-2033982
iShares Intermediate Credit Bond ETF	NYSE Arca, Inc.	51-0593236
iShares Intermediate Government/Credit Bond ETF	NYSE Arca, Inc.	51-0593224
iShares International Preferred Stock ETF	NYSE Arca, Inc.	27-5077515
iShares International Select Dividend ETF	NYSE Arca, Inc.	13-4359393
iShares J.P. Morgan USD Emerging Markets Bond ETF	NYSE Arca, Inc.	26-1188684
iShares MBS ETF	NYSE Arca, Inc.	51-0593217
iShares Mortgage Real Estate Capped ETF	NYSE Arca, Inc.	76-0844483
iShares MSCI EAFE Growth ETF	NYSE Arca, Inc.	32-0148671
iShares MSCI EAFE Value ETF	NYSE Arca, Inc.	74-3145551
iShares North American Natural Resources ETF	NYSE Arca, Inc.	94-3382502
iShares North American Tech-Software ETF	NYSE Arca, Inc.	94-3399998
iShares S&P Small-Cap 600 Growth ETF	NYSE Arca, Inc.	94-3351286
iShares Select Dividend ETF	NYSE Arca, Inc.	43-2027550
iShares Short Treasury Bond ETF	NYSE Arca, Inc.	51-0593339
iShares Transportation Average ETF	NYSE Arca, Inc.	43-2027548
iShares U.S. Aerospace & Defense ETF	NYSE Arca, Inc.	34-2061333
iShares U.S. Credit Bond ETF	NYSE Arca, Inc.	51-0593232
iShares U.S. Home Construction ETF	NYSE Arca, Inc.	34-2061335
iShares U.S. Industrials ETF	NYSE Arca, Inc.	94-3351307
iShares U.S. Oil & Gas Exploration & Production ETF	NYSE Arca, Inc.	34-2061339
iShares U.S. Preferred Stock ETF	NYSE Arca, Inc	51-0593213
iShares U.S. Telecommunications ETF	NYSE Arca, Inc.	94-3351316
iShares U.S. Treasury Bond ETF	NYSE Arca, Inc.	45-3279011